

April 3, 2014

Via E-mail
Mr. Douglas C. Jeffries
Chief Financial Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

> **Re:     RetailMeNot, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **Response dated March 28, 2014**
> **File No. 001-36005**

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments.  As noted in our letter dated March 19, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 50

1.     We note your response to comment 1.  Please expand your disclosure to more fully explain the metrics "Visits", similar to your response.  In addition, expand your MD&A to discuss in detail your plans to monetize your mobile application to increase your revenues from such application.  Include in your discussion how your investment in your mobile

technology, including geo-fencing capabilities, will "increase consumer use and monetization of [y]our solutions from mobile devices." Please refer to your disclosures on page 6.

2.      We note your response to comments 1 and 4. When your mobile application revenues are significant and you continue to exclude mobile application sessions from your determination of visits, please exclude the revenue generated from your mobile application in calculating net revenue per visit and explain why you exclude such revenue.

Results of Operations

Net Revenue, page 58

3.      We note your response to comment 3. You indicated that paid transactions contributed to approximately 60% of the organic growth in net revenue. With a view towards clarifying disclosure, please tell us and describe how the remaining 40% of net revenue growth was generated, and how the increase in visits contributed to such growth. It is our understanding that you only generate revenues from commissions on paid transactions.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director